Exhibit 99.1

News Release
2015-43

For further information please contact:

Intelsat

Michele Loguidice

Director, Investor Relations & Corporate Communications

Phone: 703.559.7372

Email: Michele.loguidice@intelsat.com

Intelsat Announces Resignation of Chief Financial Officer Michael McDonnell

Transition Period Planned through Mid-December, 2015

Luxembourg

Intelsat S.A. (NYSE:I), the world’s leading provider of satellite services, today announced that it has accepted the resignation of its Chief Financial Officer, Michael McDonnell, to be effective mid-December 2015. Mr. McDonnell is leaving to accept the position of CFO at another public company. An external search for a successor CFO has commenced.

Intelsat CEO Stephen Spengler stated, “Mike successfully led a number of strategic initiatives during his tenure at Intelsat, including our Initial Public Offering in April 2013 and the major reorganization of our capital structure in 2011. We thank him for his contributions to Intelsat over the past seven years, and we wish him the best in his future endeavors.”

As was previously announced, the company will report its financial results for the three months ended September 30, 2015 on October 29, 2015.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, with Intelsat, envision your future network, connect using our leading satellite technology and transform your opportunities. Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg    www.intelsat.com    T +352 2784-1600    F +352 2784-1690

R.C.S. Luxembourg B 162135

Statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.